Statutory Auditor’s Report

February 10, 2014

To Bancolombia S.A.’s stockholders:

I have audited the consolidated balance sheets for Bancolombia S.A. and its subsidiaries for the years ended in December 31 2013 and 2012, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for the years then ended, and the summary of the significant accounting practices set forth in Note 2, and other explanatory notes. I have not audited the consolidated financial statements as of December 31, 2013 of the subsidiary Banistmo S.A., in which Bancolombia S.A. holds an equity interest of 98,12%, and that reflect, total assets that amount to $15,4 billion, equity for $1.3 billion and net profits for $2,257 million. Such financial statements were audited by another public accountant, whose report has been delivered to me and, my opinion, with respect to the amounts included for the Bank and its subsidiaries, is based solely in the report furnished by the other public accountants.

Bancolombia’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the accounting principles generally accepted in Colombia for consolidated financial statements of entities under the supervision of the Colombian Superintendence of Finance. Such responsibility includes: designing, implementing and maintaining the relevant internal controls for the preparation and fair presentation of the financial statements, so they are free from material misstatements whether due to fraud or error; selecting and applying the appropriate accounting policies, as well as making accounting estimates that are reasonable in the circumstances.

My responsibility is to express an opinion on such consolidated financial statements based on my audits. I obtained the necessary information to comply with my statutory audit functions and I conducted my audit in accordance with the auditing standards generally accepted in Colombia. These standards require that statutory auditor comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of the financial statements involves, amongst others, performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements. In making those risk assessments, the auditor considers internal control relevant of the Bank’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I obtained, and the report from other public accountants provides a reasonable basis for the opinion I express below.

In my opinion, based on my audits and in the report from other public accountants referred to in the first paragraph of this report, the aforementioned financial statements audited by me, that were faithfully taken from the consolidated records, present fairly, in all material respects, the financial position of Bancolombia S.A. and its subsidiaries as of December 31, 2013 and 2012, and the related results of its operations, the changes in its stockholders’ equity and its cash flows for the years then ended, in accordance with accounting principles generally accepted in Colombia for entities supervised by the Colombian Superintendence of Finance, which were applied on a basis consistent with the previous period.

/s/ Dorian Echeverry Quintero

Statutory Auditor

Professional Card No. 23868-T

PricewaterhouseCoopers Ltda.